SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                              ---------------

                                SCHEDULE 13G
                               (RULE 13D-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13D-1(B) AND (C) AND AMENDMENTS
                     THERETO FILED PURSUANT TO 13D-2(B)
                             (AMENDMENT NO. 2)*


                     SANTA FE INTERNATIONAL CORPORATION
                              ---------------
                              (NAME OF ISSUER)


                              ORDINARY SHARES
                              ---------------
                       (TITLE OF CLASS OF SECURITIES)


                                G7805C 10 8
                              ---------------
                               (CUSIP NUMBER)


---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  G7805C 10                13G                 PAGE  2  OF   7   PAGES
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SFIC Holdings (Cayman), Inc.(i)
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                    (b) |_|
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
    NUMBER OF       5  SOLE VOTING POWER
     SHARES            43,500,000
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        6  SHARED VOTING POWER
      EACH          -----------------------------------------------------------
    REPORTING       7  SOLE DISPOSITIVE POWER
     PERSON            43,500,000
      WITH          -----------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER
                    -----------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      43,500,000
-------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      37.8%
-------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      CO
-------------------------------------------------------------------------------

  (i) SFIC Holdings (Cayman), Inc. is a wholly-owned subsidiary of Kuwait Petroleum Corporation ("KPC"). KPC is wholly owned by the State of Kuwait. This report constitutes a joint filing on behalf of each of the reporting persons with respect to the subject securities pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended. The Joint Filing Agreement between the reporting persons is attached hereto as Exhibit 1.


CUSIP NO.  G7805C 10               13G                  PAGE  3  OF   7   PAGES
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Kuwait Petroleum Corporation(i)
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                (b) |x|
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------------------------------------------------------------------
    NUMBER OF       5  SOLE VOTING POWER
     SHARES            0(ii)
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING       -----------------------------------------------------------
     PERSON         7  SOLE DISPOSITIVE POWER
      WITH                 0(ii)
                    -----------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      43,500,000(ii)
-------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      37.8%
-------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      CO
-------------------------------------------------------------------------------

  (i) SFIC Holdings (Cayman), Inc. is a wholly-owned subsidiary of Kuwait Petroleum Corporation ("KPC"). KPC is wholly owned by the State of Kuwait. This report constitutes a joint filing on behalf of each of the reporting persons with respect to the subject securities pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended. The Joint Filing Agreement between the reporting persons is attached hereto as Exhibit 1.

 (ii) All reported shares are owned by SFIC Holdings (Cayman), Inc.


                                                              Page 4 of 7 Pages

ITEM 1(a).  NAME OF ISSUER:

            Santa Fe International Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            Two Lincoln Centre, Suite 1100
            5420 LBJ Freeway
            Dallas, Texas 75240


ITEM 2(a).  NAME OF PERSONS FILING:

            (i) SFIC Holdings (Cayman), Inc.

            (ii) Kuwait Petroleum Corporation


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            (i)   SFIC Holdings (Cayman), Inc.
                  c/o Santa Fe International Corporation
                  Two Lincoln Centre, Suite 1100
                   5420 LBJ Freeway
                  Dallas, Texas  75240

            (ii)  Kuwait Petroleum Corporation
                  P.O. Box 26565
                  13126 Safat, Kuwait


ITEM 2(c).  CITIZENSHIP:

            (i) SFIC Holdings (Cayman), Inc. is a Cayman Islands company

            (ii) Kuwait Petroleum Corporation is a Kuwait company


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Ordinary Shares, par value $0.01 per share

                                                              Page 5 of 7 Pages

ITEM 2(e).  CUSIP NUMBER:

            G7805C 10 8


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.


ITEM 4.     OWNERSHIP.

                  (a) Amount Beneficially Owned: 43,500,000 Ordinary Shares
            (all shares are owned by SFIC Holdings (Cayman), Inc.)

                  (b) Percent of Class: 37.8%

                  (c) Number of Ordinary Shares as to which such person
            has:

                        (i)   sole power to vote or to direct the vote:
                              43,500,000

                        (ii)  shared power to vote or to direct the vote: 0

                        (iii) sole power to dispose or to direct the
                              disposition of: 43,500,000

                        (iv) shared power to dispose or to direct the disposition of: 0


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            SFIC Holdings (Cayman), Inc. is a wholly-owned subsidiary of Kuwait Petroleum Corporation.


ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

                                                              Page 6 of 7 Pages

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.


ITEM 10.    CERTIFICATION.

            Not applicable.



                                 SIGNATURES


      After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    SFIC HOLDINGS (CAYMAN), INC.


August 11 , 2000                    /s/ Seals M. McCarty
----------------                    -------------------------------------------
Dated                               Name:  Seals M. McCarty
                                    Title: Senior Vice President and Treasurer



                                    KUWAIT PETROLEUM CORPORATION


August 11 , 2000                    /s/ Nader H. Sultan
----------------                    -------------------------------------------
Dated                               Name:  Nader H. Sultan
                                    Title: Deputy Chairman and Chief Executive
                                           Officer